EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-56336) on Form S-8 of the State Auto Insurance Companies of our report dated May 27, 2009, with respect to the statements of net assets available for benefits of State Auto Insurance Companies Capital Accumulation Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the State Auto Insurance Companies Capital Accumulation Plan.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 1, 2009